UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s third quarter of

2019 financial and operating report

Mexico City, October 15th, 2019 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2019.

●

We added 1.6 million postpaid subscribers in the third quarter, including 928 thousand in Brazil, 215 thousand in Mexico and 159 thousand in Austria. On the fixed-line platform we obtained 208 thousand new fixed-broadband clients.

●

Mobile postpaid and fixed-broadband remain the main drivers of access growth at 7.8% and 5.6% year-on-year respectively, while our mobile prepaid subs and PayTV units declined 3.5% and 2.5%; fixed-voice accesses were roughly flat.

●

Revenues of 248 billion pesos were 0.2% higher than a year before in Mexican peso terms notwithstanding the depreciation of various currencies vis-à-vis the Mexican peso, particularly the Colombian and Argentinean pesos.

●

At constant exchange rates (excluding Argentina, given that it is subject to inflation-adjusted accounting) service revenues accelerated somewhat to 2.5% from 2.3% in the prior quarter with those on the mobile platform growing 4.6% year-over-year—11.1% in Brazil, 8.2% in Mexico, 4.7% in both Colombia and our European operations—and those on the fixed-line segment falling 1.2% mostly on account of the reduction of voice revenues.

●

EBITDA of 78.8 billion pesos (under IFRS16) was equivalent to 31.7% of revenues. Under comparable accounting standards, and at constant exchange rates ex-Argentina, EBITDA shot up 7.2% after adjusting for extraordinary items in Brazil and Austria.

●	Our operating profits in the quarter were up 7.3% to 38.1 billion pesos.

●

We registered comprehensive financing costs of 12.4 billion pesos resulting mostly from foreign exchange losses derived mainly from the depreciation of the Colombian and Argentinean pesos relative to the U.S. dollar. After such costs, we obtained a net profit of 13.0 billion pesos in the period, equivalent to 20 peso cents per share or 20 dollar cents per ADR.

●	Our net debt ended the period at 672.8 billion pesos including 112.4 billion in capitalized lease obligations, with the net debt to EBITDA ratio falling to 1.92x (using the organic EBITDA figure).

●

Our cash flow, together with net financing of 15.9 billion pesos through September allowed us to fully cover capital expenditures of 99.9 billion pesos, fund shareholder distributions of 11.8 billion pesos, pay 6.3 billion pesos in acquisitions (Telefonica Guatemala) and amortize pension obligations in the amount of 17.1 billion pesos.

América Móvil Fundamentals

	3Q19	3Q18

Earnings per Share (Mex$)(1)	0.20	0.29

Earning per ADR (US$)(2)	0.20	0.30

EBITDA per Share (Mex$)(3)	1.19	1.09

EBITDA per ADR (US$)	1.23	1.15

Net Income (millions of Mex$)	13,028	18,881

Average Shares Outstanding (billion)	66.01	66.05

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of September 2019

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla(1)	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	99.7%

Brazil	Claro	wireless/wireline	98.5%

Chile	Claro	wireless	100.0%

	Telmex(1)	wireline	100.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Panama	Claro	wireless/wireline	100.0%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

USA	Tracfone	wireless	100.0%

Netherlands	KPN	wireless/wireline	16.1%

Austria	Telekom Austria	wireless/wireline	51.0%

(1) Equity Participation of TELINT of which América Móvil owns 100%.

Access Lines

We ended September with 278.7 million wireless subscribers after adding 1.6 million postpaid subscribers in the quarter—of which 928 thousand came from Brazil, 215 thousand from Mexico and 159 thousand from Austria—and disconnecting 827 thousand prepaid subs, 905 thousand of them in Brazil.

As for fixed-RGUs, at the end of the quarter they totaled 84.3 million after net disconnections of 229 thousand fixed-RGUs, resulting from 208 thousand new broadband acceses and the disconnection of 247 thousand wire-lines and 190 thousand PayTV units.

Mobile postpaid and fixed-broadband remain the main drivers of access growth at 7.8% and 5.6% year-on-year respectively, with mobile prepaid and PayTV units declining 3.5% and 2.5%. Fixed-voice accesses were down 0.2% from a year before.

Wireless Subscribers as of September 2019

	Total(1) (Thousands)

Country	Sep ‘19	Jun ‘19	Var.%	Sep ‘18	Var.%

Argentina, Paraguay and Uruguay	24,536	24,417	0.5%	24,130	1.7%

Austria & CEE	21,520	21,180	1.6%	21,123	1.9%

Brazil	56,451	56,427	0.0%	58,954	-4.2%

Central America	15,290	15,450	-1.0%	15,954	-4.2%

Caribbean	6,139	6,064	1.2%	5,809	5.7%

Chile	6,779	6,725	0.8%	6,823	-0.6%

Colombia	30,577	30,144	1.4%	29,233	4.6%

Ecuador	8,422	8,356	0.8%	8,160	3.2%

Mexico	76,150	75,994	0.2%	74,704	1.9%

Peru	11,623	11,726	-0.9%	12,710	-8.6%

USA	21,229	21,435	-1.0%	21,793	-2.6%

Total Wireless Lines	278,716	277,916	0.3%	279,393	-0.2%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of September 2019

	Total(1) (Thousands)

Country	Sep ’19	Jun ’19	Var.%	Sep ’18	Var.%

Argentina, Paraguay and Uruguay	1,023	924	10.7%	743	37.7%

Austria & CEE	6,135	6,172	-0.6%	6,134	0.0%

Brazil	34,448	34,800	-1.0%	35,602	-3.2%

Central America	7,031	6,958	1.1%	6,121	14.9%

Caribbean	2,537	2,545	-0.3%	2,571	-1.3%

Chile	1,418	1,427	-0.6%	1,399	1.4%

Colombia	7,555	7,459	1.3%	7,074	6.8%

Ecuador	431	409	5.4%	378	14.1%

Mexico	22,158	22,311	-0.7%	21,801	1.6%

Peru	1,578	1,540	2.5%	1,460	8.0%

Total RGUs	84,315	84,544	-0.3%	83,285	1.2%

(1) Fixed Line, Broadband and Television (Cable & DTH).

Beginning January 1st we implemented IFRS 16 accounting standards. The information presented in this report was prepared in a prospective basis; comparable information is provided in the appendix.

The reported figures for Argentina corresponding to the third quarter of 2019 and the period January-September 2019 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

América Móvil Consolidated Results

Notwithstanding relatively strong economic reports in the U.S., as the global economy continued to slow down throughout the third quarter the concern that the country would follow brought about a major drop in U.S. interest rates in the period, with the Fed reducing the discount rate twice and 10 year Treasury yields falling to levels close to their all-time lows. In Latin America several central banks—Brazil, Mexico, Chile—introduced new interest rate reductions as well, as those countries were also experiencing a significant economic deceleration.

In spite of the above, we managed to post solid revenue growth in the quarter, with our revenues reaching 248 billion pesos. In Mexican peso terms they were slightly higher year-on-year, 0.2%, in spite of the depreciation of certain currencies (particularly the Colombian and Argentinean pesos) vis-à-vis the Mexican peso. At constant exchange rates revenue growth remained solid with service revenues expanding 2.5%, slightly faster than in the prior quarter (excluding Argentina in these calculations, since its accounting is expressed not in nominal terms but in inflation-adjusted terms). Several countries posted their best service revenue growth rates in over a year.

At 4.6%, mobile services were the driver of revenue growth, with revenues expanding 11.1% in Brazil, 8.2% in Mexico, 4.7% in both Colombia and our European operations. The Dominican Republic and Central America also registered strong performances. Postpaid revenues continued to accelerate, increasing at a pace of 5.8%, while prepaid revenues are exhibiting greater dynamism in several markets, including Mexico and Colombia, mainly on account of greater data consumption.

As for fixed-line service revenues, they declined 1.2%, principally because the reduction of fixed-voice revenues has countered the revenue increases from fixed-broadband services and corporate networks, 5.7% and 6.7% respectively. PayTV revenues, although still down 3.3% on a yearly basis, stabilized in the third quarter, posting a 2.0% sequential increase. In some countries—Colombia being an important example—the fixed line platform is growing well on all-three business lines.

Under IFRS16 our third quarter EBITDA came in at 78.2 billion pesos and was equivalent to 31.7% of revenues. Organically, and at constant exchange rates, our EBITDA expanded 3.0%. Adjusting for the booking last year of an extraordinary revenue item deriving from a legal proceeding in Brazil and for restructuring charges in Austria associated with its program of early retirement for employees, EBITDA increased 7.2% over the year-earlier quarter.

We registered operating profits of 38.1 billion pesos, up 7.3%, and comprehensive financing costs of 12.4 billion pesos resulting mostly from foreign exchange losses derived from the depreciation of the Colombian and Argentinean pesos relative to the U.S. dollar and their impact on accounts payable to suppliers and others. After these we obtained a net profit of 13.0 billion pesos in the period, equivalent to 20 peso cents per share or 20 dollar cents per ADR.

América Móvil’s Income Statement* Millions of Mexican pesos.

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan - Sep 18(2)	Var.%

Service Revenues	206,461	206,118	0.2%	622,158	636,642	-2.3%

Equipment Revenues	41,965	41,818	0.4%	122,003	121,811	0.2%

Total Revenues	248,426	247,936	0.2%	744,161	758,452	-1.9%

Cost of Service	73,810	79,638	-7.3%	223,151	243,273	-8.3%

Cost of Equipment	42,451	43,357	-2.1%	123,574	125,374	-1.4%

Selling, General & Administrative Expenses	52,018	51,236	1.5%	161,490	166,977	-3.3%

Others	1,341	1,761	-23.8%	3,939	5,370	-26.6%

Total Costs and Expenses	169,620	175,992	-3.6%(3)	512,154	540,995	-5.3%(3)

EBITDA	78,806	71,944	9.5%(3)	232,007	217,457	6.7%(3)

% of Total Revenues	31.7%	29.0%		31.2%	28.7%

Depreciation & Amortization	40,740	36,463	11.7%	121,789	117,252	3.9%

EBIT	38,065	35,481	7.3%(3)	110,218	100,205	10.0%(3)

% of Total Revenues	15.3%	14.3%		14.8%	13.2%

Net Interest Expense	8,431	4,927	71.1%	26,423	19,767	33.7%

Other Financial Expenses	-2,951	10,617	-127.8%	2,547	19,878	-87.2%

Foreign Exchange Loss	6,877	-18,775	136.6%	-3,540	-11,460	69.1%

Comprehensive Financing Cost (Income)	12,358	-3,231	n.m.(3)	25,431	28,186	-9.8%(3)

Income & Deferred Taxes	11,431	18,957	-39.7%	35,716	32,235	10.8%

Net Income before Minority
Interest and Equity Participation in Results of Affiliates	14,277	19,755	-27.7%	49,071	39,784	23.3%

Equity Participation in Results of Affiliates	-7	-17	60.7%	7	-23	128.9%

Minority Interest	-1,242	-856	-45.1%	-2,541	-1,679	-51.4%

Net Income	13,028	18,881	-31.0%(3)	46,537	38,082	22.2%(3)

*Note: The consolidated information for 2018 does not include the inflationary corrections accounting for Argentina.

(1)  Under IFRS 16.

(2)  Under IAS 17.

(3)  The comparison is for reference only. It is not meaningful given figures were obtained with different methodologies. Comparable information is provided in the appendix 1.

n.m. Not meaningful.

At the end of September our net debt stood at 672.8 billion pesos, including 112.4 billion in capitalized lease obligations. Our net debt to EBITDA (last twelve months) ratio was 1.92 times (using for consistency the methodology prior to the introduction of IFRS 16).

Our cash flow, together with net financing of 15.9 billion pesos through September, allowed us to fully cover capital expenditures of 99.9 billion pesos, fund shareholder distributions of 11.8 billion pesos, pay 6.3 billion pesos in acquisitions (Telefonica Guatemala) and amortize pension obligations in the amount of 17.1 billion pesos.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Sep ‘19	Dec ‘18	Var.%		Sep ‘19	Dec ‘18	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Ivestments	67,025	70,676	-5.2%	Short Term Debt*	131,420	96,231	36.6%

Accounts Receivable	226,816	221,514	2.4%	Lease-Related Debt	27,355

Other Current Assets	17,837	16,560	7.7%	Accounts Payable	266,928	278,391	-4.1%

Inventories	41,697	40,305	3.5%	Other Current Liabilities	91,632	92,469	-0.9%

	353,375	349,056	1.2%		517,335	467,091	10.8%

Non Current Assets				Non Current Liabilities

Plant & Equipment	730,318	640,001	14.1%	Long Term Debt	496,062	542,692	-8.6%

Investments in Affiliates	2,496	3,133	-20.3%	Lease-Related Debt	85,003

				Other Liabilities	159,723	173,568	-8.0%

Deferred Assets					740,788	716,260	3.4%

Goodwill (Net)	145,991	145,566	0.3%

Intangible Assets	115,806	122,138	-5.2%	Shareholder’s Equity	238,815	245,872	-2.9%

Deferred Assets	148,952	169,330	-12.0%

Total Assets	1,496,939	1,429,223	4.7%	Total Liabilities and Equity	1,496,939	1,429,223	4.7%

* Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Millions

	Sep -19	Dec -18

Peso - denominated debt (MxP)	79,549	72,501

Bonds and other securities	58,049	68,001

Banks and others	21,500	4,500

U.S. Dollar - denominated debt (USD)	9,717	9,947

Bonds and other securities	8,975	9,353

Banks and others	742	594

Euro - denominated Debt (EUR)	11,062	11,281

Bonds and other securities	10,942	11,036

Banks and others	120	245

Sterling - denominated Debt (GBP)	2,750	2,750

Bonds and other securities	2,750	2,750

Reais - denominated Debt (BRL)	7,475	6,480

Bonds and other securities	7,475	6,475

Banks and others	0	5

Debt denominated in other currencies (MxP)	18,772	14,203

Bonds and other securities	6,143	6,240

Banks and others	12,629	7,963

Total Debt (MxP)	627,483	638,922

Cash, Marketable Securities and Short Term Financial Investments (MxP)	67,025	70,676

Net Debt (MxP)	560,458	568,246

*This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure.

Mexico

We added 215 thousand postpaid subscribers and disconnected 59 thousand prepaid subs in the third quarter. After these movements, our postpaid base was up 6.0% year-on-year and our prepaid base 1.1%. On the fixed-line platform we disconnected 140 thousand voice lines.

Revenues at our Mexican operations totaled 72.9 billion pesos in the third quarter, up 2.9% from a year before, with service revenues expanding 4.1% buoyed by mobile service revenues that expanded 8.2%, to 34.6 billion pesos. Prepaid revenues rose 10.5%, outpacing postpaid revenues by nearly two times. ARPU was up 6.5% from the year before, to 152 pesos, supported by continued increases in MOUs—at 530 minutes, they remain the highest in Latam—and MBOUs, that have nearly doubled every year.

As for fixed service revenues, they were down 2.6% to 19.2 billion pesos mostly on account of fixed-voice revenues off 5.3%. Whereas revenues from fixed-broadband services declined 1.9%, those from corporate networks continued to post solid growth rates, at 10.4%. Overall, fixed-line service revenues represent 35.7% of our Mexican service revenues.

Our EBITDA totaled 27.2 billion pesos under IFRS16, representing an EBITDA margin of 37.3%. Organically, our EBITDA was up 7.6% from the year-earlier quarter with the EBITDA margin climbing 1.5 percentage points on continued revenue growth on mobile and good control over costs.

INCOME STATEMENT - Mexico Millions of MxP

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19 (1)	Jan - Sep 18(2)	Var.%

Total Revenues*	72,926	70,877	2.9%	213,473	207,724	2.8%

Total Service Revenues	53,785	51,681	4.1%	158,614	153,392	3.4%

Wireless Revenues	52,699	49,354	6.8%	151,936	142,695	6.5%

Service Revenues	34,569	31,942	8.2%	100,462	93,529	7.4%

Equipment Revenues	18,130	17,412	4.1%	51,474	49,166	4.7%

Fixed Line and Other Revenues	19,947	20,999	-5.0%	60,669	63,738	-4.8%

EBITDA	27,178	23,152		79,219	69,419

% total revenues	37.3%	32.7%		37.1%	33.4%

EBIT	18,431	15,776		53,008	46,985

%	25.3%	22.3%		24.8%	22.6%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Mexico Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)	76,150	74,704	1.9%

Postpaid	14,107	13,315	6.0%

Prepaid	62,043	61,389	1.1%

MOU	530	521	1.8%

ARPU (MxP)(1)	152	143	6.5%

Churn (%)	4.2%	4.2%	(0.1)

Revenue Generating Units (RGUs)*	22,158	21,801	1.6%

Fixed Lines	12,448	12,428	0.2%

Broadband	9,710	9,373	3.6%

* Fixed Line and Broadband.

(1) Under IFRS 15.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information of Uruguay and Paraguay are not presented in the table.

Third quarter revenues in Argentina declined 7.9% annually to 22.3 billion Argentinean pesos. Mobile service revenues were down 6.7% with those of the prepaid segment falling 15.2% as the contraction of disposable income was more hardly felt in such segment. On the other hand, fixed service revenues expanded 2.7% on the back of PayTV and corporate services. In an effort to maintain profitability, we have been able to reduce costs and expenses by 11.5% year-on-year. EBITDA (under IFRS16) was 9.2 billion Argentinean pesos, and the EBITDA margin stood at 41.3% of revenues. Under comparable accounting standards, it declined 10.0% in real terms.

In Paraguay service revenues increased 9.0% in local currency terms, accelerating from 8.2% in the precedent quarter, mostly on the back of PayTV; with EBITDA rising in line with revenues. In Uruguay, although service revenues were up 5.5%, EBITDA declined 9.6% due to a substantial increase in interconnection costs.

INCOME STATEMENT - Argentina Millions of Constant ARP of September 2019

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan - Sep 18(2)	Var.%

Total Revenues*	22,315	24,222	-7.9%	67,759	73,751	-8.1%

Total Service Revenues	18,273	19,433	-6.0%	55,146	58,815	-6.2%

Wireless Revenues	20,829	22,785	-8.6%	63,174	69,870	-9.6%

Service Revenues	16,787	17,997	-6.7%	50,561	54,934	-8.0%

Equipment Revenues	4,042	4,788	-15.6%	12,613	14,936	-15.6%

Fixed Line and Other Revenues	1,646	1,595	3.2%	5,010	4,341	15.4%

EBITDA	9,214	9,424		28,028	28,507

% total revenues	41.3%	38.9%		41.4%	38.7%

EBIT	7,197	7,931		22,637	24,821

%	32.3%	32.7%		33.4%	33.7%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Argentina Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)(1)	21,885	21,797	0.4%

Postpaid	8,418	8,377	0.5%

Prepaid	13,467	13,421	0.3%

MOU	77	79	-2.2%

ARPU (ARP)(2)	240	169	42.0%

Churn (%)	1.8%	1.9%	(0.1)

Revenue Generating Units (RGUs)*	695	436	59.4%

* Fixed Line, Broadband and Television.

(1) Hybrid subscribers are now included in our postpaid figures

(2) Under IFRS 15.

Brazil

We continued to make inroads in the mobile postpaid segment during the third quarter gaining 928 thousand subscribers, with Claro outdoing all competitors in this segment for the last ten consecutive months. At the end of September our postpaid base had increased 11.6% compared to December. As for the fixed-line platform, we disconnected 116 thousand fixed lines and 236 thousand PayTV clients.

Third quarter revenues were up 2.0% year-on-year to 9.1 billion reais, with service revenues rising 2.2% on the back of strong mobile revenues and the stabilization of fixed revenues. Mobile service revenues posted an 11.1% increase—up from 8.9% in the preceding quarter and 6.3% in the first quarter—mainly on the back of a surge in postpaid revenues, up 13.5%, with prepaid revenues also staging a comeback, having risen nearly 5%. ARPU jumped 15.7% to 19.1 reais on the back of major MOU and MBOU increases: approximately 40% and 80% respectively.

The investments made over the last decade to build a robust, state-of-the-art convergent platform in Brazil are paying off. They have allowed us to offer the fastest mobile network in the country, running 4.5G technology in several important cities, covering 73.7% of the population. This has been instrumental in driving up the share of mobile service revenues in the total to 37% of our Brazilian revenues.

On the fixed-line platform the revenue decline seen over a number of quarters has nearly stopped. Although still down compared to the prior year, fixed-revenues were practically flat quarter-over-quarter helped along by the apparent stabilization of PayTV revenues and the continued strong performance in fixed-broadband services, whose revenues increased 11.1% from the year-earlier quarter. Both business lines were roughly flat on a sequential basis. In the ultrabroadband segment with speeds greater than 34Mbps we continue to be the leader with 49% market share.

EBITDA came in at 3.4 billion reais under IFRS16, representing an EBITDA margin of 37.3% of revenues. Organically—adjusting for the extraordinary booking last year of a revenue item derived from having won certain legal proceedings involving taxes—EBITDA was up 7.6% compared from a year before, with the EBITDA margin rising 1.7 percentage points.

INCOME STATEMENT - Brazil Millions of BrL

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan-Sep18(2)	Var.%

Total Revenues*	9,111	8,932	2.0%	27,033	26,639	1.5%

Total Service Revenues	8,831	8,645	2.2%	26,192	25,831	1.4%

Wireless Revenues	3,493	3,195	9.3%	10,152	9,377	8.3%

Service Revenues	3,241	2,918	11.1%	9,361	8,605	8.8%

Equipment Revenues	251	277	-9.3%	791	772	2.5%

Fixed Line and Other Revenues	5,590	5,726	-2.4%	16,831	17,225	-2.3%

EBITDA	3,400	3,329		10,046	9,011

% total revenues	37.3%	37.3%		37.2%	33.8%

EBIT	1,364	1,202		4,077	2,682

%	15.0%	13.5%		15.1%	10.1%

* Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Brazil Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)	56,451	58,954	-4.2%

Postpaid	26,243	22,279	17.8%

Prepaid	30,207	36,675	-17.6%

MOU(1)	160	115	39.4%

ARPU (BrL)(2)	19	17	15.7%

Churn (%)	4.2%	4.0%	0.1

Revenue Generating Units (RGUs)*	34,448	35,602	-3.2%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

Chile

Revenues of 206 billion Chilean pesos in the quarter were 3.0% lower than those obtained in the prior year with service revenues falling 5.0%. Whereas fixed-line service revenues—48% of the total—increased 0.5% over the year as revenues from enterprise solutions kept on rising 9.0% and those from PayTV 3.2%, mobile service revenues were down 9.6% dragged down by prepaid revenues that plummeted 40% in the face of disruptive competition and an 80% reduction in interconnection rates that took effect on January 1st. In the absence of such change in interconnection rates, mobile service revenues would have fallen 3.2%.

EBITDA under IFRS16 was nearly 47 billion Chilean pesos with a margin equivalent to 22.8%. Under the prior accounting methodology, EBITDA declined 8.3% from the year-earlier quarter.

INCOME STATEMENT - Chile Millions of ChPL

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan - Sep 18(2)	Var.%

Total Revenues*	206,226	212,606	-3.0%	624,079	618,824	0.8%

Total Service Revenues	170,880	179,941	-5.0%	511,175	534,876	-4.4%

Wireless Revenues	124,123	130,985	-5.2%	377,100	380,643	-0.9%

Service Revenues	88,856	98,323	-9.6%	265,556	296,770	-10.5%

Equipment Revenues	35,268	32,663	8.0%	111,544	83,873	33.0%

Fixed Line and Other Revenues	82,024	81,619	0.5%	245,619	238,105	3.2%

EBITDA	46,968	39,973		131,758	115,499

% total revenues	22.8%	18.8%		21.1%	18.7%

EBIT	-37,291	-17,115		-85,694	-54,782

%	-18.1%	-8.1%		-13.7%	-8.9%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under lAS 17.

Chile Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)	6,779	6,823	-0.6%

Postpaid	2,242	2,031	10.4%

Prepaid	4,537	4,792	-5.3%

MOU	168	164	2.3%

ARPU (ChP)(1)	5,161	5,187	-0.5%

Churn (%)	6.0%	6.4%	(0.4)

Revenue Generating Units (RGUs)*	1,418	1,399	1.4%

* Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Colombia

In the third quarter our Colombian operations added 134 thousand mobile postpaid clients and 298 thousand prepaid subs, while gaining 96 thousand clients on the fixed-line platform.

Revenues reached 3.3 trillion Colombian Pesos in the quarter on the back of service revenues that expanded 6.3% year-on-year, their best performance in more than four quarters, as both fixed and mobile service revenues grew more rapidly than they had for at least five quarters. Equipment revenues jumped 43.1% on the back of handset financing.

Fixed-line service revenues rose 8.9%, driven by fixed-broadband services, offered to both retail and corporate clients, that expanded 13.6% over the year-earlier quarter, roughly twice as fast as those coming from PayTV and fixed-telephony. Fixed-line service revenues have seen their share of our integrated service revenues rise significantly over the last several quarters, to nearly 40%.

On the mobile platform service revenues reached 1.5 trillion Colombian pesos; they were up 4.7% from the year before, as prepaid revenues accelerated sharply even though postpaid revenues slowed down somewhat. Both prepaid and postpaid revenues were growing at roughly similar paces.

Under IFRS16 our EBITDA totaled 1.4 trillion Colombian pesos. It increased 12.8% organically from the year-earlier quarter, with the corresponding EBITDA margin roughly flat in relation to total revenues, but increasing 3.2 percentage points relative to service revenues.

INCOME STATEMENT - Colombia Billions of COP

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan- Sep 18(2)	Var.%

Total Revenues*	3,269	2,880	13.5%	9,302	8,582	8.4%

Total Service Revenues	2,462	2,317	6.3%	7,219	6,876	5.0%

Wireless Revenues	2,293	1,997	14.8%	6,452	5,990	7.7%

Service Revenues	1,528	1,459	4.7%	4,488	4,360	2.9%

Equipment Revenues	766	538	42.4%	1,964	1,629	20.6%

Fixed Line and Other Revenues	962	875	10.1%	2,794	2,562	9.0%

EBITDA	1,413	1,198		4,051	3,536

%	43.2%	41.6%		43.5%	41.2%

EBIT	838	683		2,334	2,022

%	25.6%	23.7%		25.1%	23.6%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Colombia Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers* (thousands)	30,577	29,233	4.6%

Postpaid	7,249	6,887	5.3%

Prepaid	23,328	22,346	4.4%

MOU(1)	279	213	31.0%

ARPU (COP)(2)	16,649	16,593	0.3%

Churn(%)	4.6%	4.5%	0.1

Revenue Generating Units (RGUs)**	7,555	7,074	6.8%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

**Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

Ecuador

Third quarter revenues declined 1.3% to 327 million dollars, with service revenues falling 0.9% from the year-earlier quarter. Mobile service revenues were off 1.5% in spite of steady improvements in the postpaid segment as prepaid revenues were dragged down by aggressive pricing promotions. As for fixed-line service revenues, they helped offset part of the decline in mobile revenues, having increased 7.2% on the back of broadband revenues, up 16.6%.

Under IFRS16 third quarter EBITDA came in at 143 million dollars or 43.6% of revenues. On a comparable basis, EBITDA was up 5.4% and the EBITDA margin 2.6 percentage points higher than a year before.

INCOME STATEMENT - Ecuador Millions of Dollars

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan - Sep 18(2)	Var.%

Total Revenues*	327	331	-1.3%	987	979	0.8%

Total Service Revenues	275	277	-0.9%	826	828	-0.2%

Wireless Revenues	304	309	-1.9%	917	914	0.3%

Service Revenues	253	257	-1.5%	761	767	-0.8%

Equipment Revenues	51	53	-3.7%	156	147	6.4%

Fixed Line and Other Revenues	23	22	6.4%	69	65	5.8%

EBITDA	143	128		427	381

% total revenues	43.6%	38.6%		43.2%	38.9%

EBIT	86	77		256	226

%	26.5%	23.1%		26.0%	23.0%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Ecuador Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)	8,422	8,160	3.2%

Postpaid	2,672	2,603	2.7%

Prepaid	5,750	5,557	3.5%

MOU	447	429	4.2%

ARPU (US$)(1)	10	11	-4.8%

Churn (%)	4.3%	4.7%	(0.4)

Revenue Generating Units (RGUs)*	431	378	14.1%

*Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Peru

Revenues of 1.3 billion soles in the third quarter were up 1.7% year-on-year with service revenues declining 6.2% reflecting both the 36% reduction in interconnection rates in 2019 and a competitive market. Mobile service revenues came down 7.7%, partly on account of the move in interconnection rates; in its absence the decline would have been -2.9%. Fixed service revenues, which represent 22% of the total, were 0.3% lower than a year before as voice revenues fell 8.9% offsetting the 7.6% growth of broadband revenues.

EBITDA came in at 395 million soles under IFRS16, equivalent to 30.2% of revenues. Under comparable accounting standards, EBITDA rose 14.8% and the margin climbed 3.1 percentage points on the back of strict cost controls, posting the highest EBITDA figure in nine quarters.

INCOME STATEMENT - Peru Millions of Soles

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan - Sep 18(2)	Var.%

Total Revenues*	1,307	1,284	1.7%	3,832	3,888	-1.4%

Total Service Revenues	940	1,002	-6.2%	2,788	2,997	-7.0%

Wireless Revenues	1,091	1,069	2.0%	3,177	3,238	-1.9%

Service Revenues	730	791	-7.7%	2,161	2,369	-8.8%

Equipment Revenues	361	278	29.7%	1,016	869	17.0%

Fixed Line and Other Revenues	210	211	-0.3%	627	629	-0.3%

EBITDA	395	310		1,101	897

% total revenues	30.2%	24.1%		28.7%	23.1%

EBIT	129	134		354	347

%	9.8%	10.4%		9.2%	8.9%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under lAS 17.

Peru Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)	11,623	12,710	-8.6%

Postpaid	4,090	4,178	-2.1%

Prepaid	7,533	8,531	-11.7%

MOU	270	244	10.6%

ARPU (Sol)(1)	21	21	0.2%

Churn (%)	5.2%	6.0%	(0.7)

Revenue Generating Units (RGUs)*	1,578	1,460	8.0%

*Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Central America

Third quarter revenues of 609 million dollars were down 4.0% on a pro-forma basis with service revenues declining 1.0% (they were up 7.2% incorporating our recent acquisition in Guatemala). Mobile service revenues increased 0.7% with postpaid revenues growing as fast as prepaid, whereas fixed service revenues—35% of the total—fell 4.0%.

In local currency terms, service revenues expanded in most markets, rising 7.4% and 6.5% in Costa Rica and Panama, respectively. In Nicaragua, service revenues fell 5.9% and in Guatemala mobile service revenues were up 2.2%, but growth was off-set by fixed-voice revenues that fell 10.8%. Service revenue growth in Guatemala was 20.4% including our recent acquisition.

EBITDA under IFRS16 was 232 million dollars. Under prior accounting standards, EBITDA rose 0.9% and the margin expanded 1.6 percentage points. All operations in Central America exhibited EBITDA expansion in local currency terms except for Nicaragua whose EBITDA declined 5%.

INCOME STATEMENT - Central America Pro forma Millions of Dollars

	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan - Sep 18(2)	Var.%

Total Revenues*	609	635	-4.0%	1,825	1,915	-4.7%

Total Service Revenues	526	531	-1.0%	1,573	1,607	-2.1%

Wireless Revenues	414	427	-2.9%	1,240	1,297	-4.4%

Service Revenues	343	341	0.7%	1,024	1,043	-1.8%

Equipment Revenues	71	86	-17.4%	217	255	-15.0%

Fixed Line and Other Revenues	190	198	-3.9%	570	591	-3.5%

EBITDA	232	198		689	608

% total revenues	38.2%	31.1%		37.7%	31.7%

EBIT	91	72		239	225

%	14.9%	11.4%		13.1%	11.7%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under lAS 17.

Central America Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)	15,290	15,954	-4.2%

Postpaid	2,508	2,445	2.6%

Prepaid	12,782	13,509	-5.4%

MOU(1)	166	152	9.4%

ARPU (US$)(2)	7	7	5.7%

Churn (%)	6.8%	7.2%	(0.4)

Revenue Generating Units (RGUs)*	7,031	6,121	14.9%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

Caribbean

Revenues for the Dominican Republic increased 6.6%, its best performance in nearly five quarters, to reach 12.7 billion Dominican pesos, with service revenues rising 5.7%. On the mobile segment we have seen an acceleration in service revenue growth over the past few quarters to 8.4%, with prepaid revenues increasing 13.1%, whereas on the fixed-line platform service revenues were up 2.4%. EBITDA for the period, 5.9 billion Dominican pesos under IFRS16, rose 6.8% organically.

Economic and sociodemographic conditions in Puerto Rico remain very complicated. However, we are committed to invest in reconstructing and further developing our fixed and mobile platforms. Third quarter revenues of 197 million dollars rose 0.8%—adjusted for extraordinary revenues booked in the same quarter of last year. On the fixed-line segment service revenues increased 3.1% but mobile service revenues were down 2.4%. on a comparable basis. Adjusting for one-offs and under equal accounting methodology, EBITDA was four times greater than in the prior year with an improvement in the margin of 8.2 percentage points. Under IFRS 16 EBITDA reached 31 million dollars.

INCOME STATEMENT - Caribbean Millions of Dollars
	3Q19(1)	3Q18(2)	Var.%	Jan - Sep 19(1)	Jan - Sep 18(2)	Var.%
Total Revenues*	441	466	-5.3%	1,342	1,420	-5.5%
Total Service Revenues	391	414	-5.6%	1,192	1,212	-1.7%
Wireless Revenues	260	257	1.3%	790	776	1.8%
Service Revenues	210	208	1.2%	640	622	2.8%
Equipment Revenues	50	49	1.6%	150	154	-2.4%
Fixed Line and Other Revenues	183	209	-12.2%	560	599	-6.4%
EBITDA	145	144		440	418
% total revenues	32.8%	31.0%		32.8%	29.4%
EBIT	66	82		198	221
%	15.0%	17.5%		14.7%	15.6%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under lAS 17.

Caribbean Operating Data
	3Q19	3Q18	Var.%
Wireless Subscribers (thousands)	6,139	5,809	5.7%
Postpaid	1,994	1,917	4.0%
Prepaid	4,145	3,892	6.5%
MOU(1)	227	251	-9.8%
ARPU (US$)(2)	12	12	-3.8%
Churn (%)	3.4%	3.5%	-0.1
Revenue Generating Units (RGUs)*	2,537	2,571	-1.3%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

(2) Under IFRS 15.

United States

TracFone’s revenues totaled 2.0 billion dollars in the third quarter, with service revenues of 1.7 billion dollars expanding 0.9% from the year before. Our main brand, StraightTalk, saw revenues increasing slightly, while most other brands posted an aggregate growth rate of 1.4%. Our Safelink brand, associated with the Lifeline program of the U.S. government, has stabilized after declining over several quarters.

EBITDA was up 9.5%—its best performance in over a year—to 159 million dollars. The EBITDA margin, 7.8%, was up 0.7 percentage points from the prior year.

INCOME STATEMENT - United States Millions of Dollars

	3Q19	3Q18	Var.%	Jan - Sep 19	Jan - Sep 18	Var.%

Total Revenues	2,030	2,040	-0.5%	6,020	5,967	0.9%

Service Revenues	1,704	1,689	0.9%	5,103	5,053	1.0%

Equipment Revenues	325	351	-7.3%	917	914	0.4%

EBITDA	159	145	9.5%	460	461	-0.3%

% total revenues	7.8%	7.1%		7.6%	7.7%

EBIT	142	125	13.6%	405	401	0.9%

%	7.0%	6.1%		6.7%	6.7%

United States Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)	21,229	21,793	-2.6%

Straight Talk	9,307	8,994	3.5%

SafeLink	2,448	3,043	-19.6%

Other Brands	9,474	9,756	-2.9%

MOU	591	543	8.7%

ARPU (US$)	27	26	3.8%

Churn (%)	4.0%	4.0%	(0.0)

Telekom Austria Group

Our European operations obtained 239 thousand new postpaid clients in the third quarter while adding 101 thousand prepaid ones. On the fixed-line platform we lost 37 thousand clients.

Telekom Austria’s revenues rose 3.4% from the year-earlier quarter to 1.2 billion euros, with service revenues growing slightly faster mostly on account of the acceleration of mobile revenues. The latter expanded 4.7%, the fastest pace in several quarters, on the back of more rapid postpaid revenue growth.

On the fixed-line platform service revenues—which already account for 44% of the total—increased 3.3%, a similar pace to the one seen the preceding quarter, as revenues coming from corporate networks accelerated sharply to 15%, while those from telephony declined somewhat more rapidly, to -5.4%. PayTV revenues increased nearly 7% in the quarter.

Under IFRS16 EBITDA of 439 million euros was up 2.2% from a year before, representing an EBITDA margin of 38.1%. Adjusting for restructuring expenses, the increase in EBITDA came to be 5.1% year-on-year.

INCOME STATEMENT (In accordance with IFRS 16) - A1 Telekom Austria Group Millions of Euros

	3Q19	3Q18	Var.%	Jan - Sep 19	Jan - Sep 18	Var.%

Total Revenues	1,153	1,115	3.4%	3,365	3,282	2.5%

Total service revenues	975	936	4.1%	2,843	2,751	3.3%

Wireless service revenues	545	520	4.7%	1,555	1,511	2.9%

Fixed-line service revenues	430	416	3.3%	1,288	1,240	3.9%

Equipment revenues	158	155	1.6%	451	461	-2.1%

Other operating income	20	23	-12.4%	71	70	0.8%

EBITDA	439	430	2.2%	1,205	1,215	-0.8%

% total revenues	38.1%	38.5%		35.8%	37.0%

Adjusted EBITDA(1)	460	438	5.1%	1,268	1,223	3.7%

% total revenues	39.9%	39.3%		37.7%	37.3%

EBIT	202	188	7.2%	497	351	41.7%

% total revenues	17.5%	16.9%		14.8%	10.7%

For further detail please visit www.al.group/en/investor-relations

(1) Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	3Q19	3Q18	Var.%

Wireless Subscribers (thousands)	21,520	21,123	1.9%

Postpaid	16,822	16,134	4.3%

Prepaid	4,698	4,989	-5.8%

MOU(1)	358	344	4.1%

ARPU (Euros)	9	8	2.7%

Churn (%)	1.6%	1.6%	(0.0)

Revenue Generating Units (RGUs)*	6,135	6,134	0.0%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers

Appendix 1: Income Statement Reconciliation from IAS 17 to IFRS 16

América Móvil’s Income Statement

Millions of Mexican pesos	Jan -Sep 19 IAS 17	Changes brought about by IFRS 16	Jan - Sep 19 IFRS 16	Var.%

Total Costs and Expenses	533,785	(21,631)	512,154	-1.3%

EBITDA	210,376	21,631	232,007	-3.3%

Depreciation & Amortization	103,681	18,107	121,789	-11.6%

EBIT	106,695	3,524	110,218	6.5%

Net Interest Expense	20,264	6,160	26,423	2.5%

Other Financial Expenses	2,547		2,547	-87.2%

Foreign Exchange Loss	(3,540)		(3,540)	-69.1%

Comprehensive Financing Cost (Income)	19,271	6,160	25,431	-31.6%

Income & Deferred Taxes	35,836	(120)	35,716	11.2%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	51,588	(2,517)	49,071	29.7%

Equity Participation in Results of Affiliates	7		7	-128.9%

Minority Interest	(2,541)		(2,541)	51.4%

Net Income	49,054	(2,517)	46,537	28.8%

Appendix 2: Balance Sheet Reconciliation from IAS 17 to IFRS 16

Balance Sheet - América Móvil Consolidated

Millions of Mexican Pesos	Sep ‘19 IAS 17	Changes brought about by IFRS 16	Sep ‘19 IFRS 16		Sep ‘19 IAS 17	Changes brought about by IFRS 16	Sep ‘19 IFRS 16

Current Assets	353,375		353,375	Current Liabilities

				Short Term Debt*	131,420		131,420

				Lease-Related Debt		27,355	27,355

				Other Current Liabilities	358,056	504	358,560

					489,476	27,860	517,335

Non Current Assets	1,033,556	110,007	1,143,563	Non Current Liabilities

				Long Term Debt	496,062		496,062

				Lease-Related Debt		85,003	85,003

				Other Liabilities	159,541	182	159,723

					1,145,079	113,044	1,258,123

				Shareholder’s Equity	241,852	(3,037)	238,815

Total Assets	1,386,931	110,007	1,496,939	Total Liabilities and Equity	1,386,931	110,007	1,496,939

Appendix 3: EBITDA under IAS 17

EBITDA (IAS 17) Millions in Local Currency

	3Q19	3Q18	Var.%	Jan-Sep 19	Jan-Sep 18	Var.%

Mexico

EBITDA	24,919	23,152	7.6%	72,554	69,419	4.5%

% of Total Revenues	34.2%	32.7%		34.0%	33.4%

Argentina(1)

EBITDA	8,145	9,050	-10.0%	24,869	27,823	-10.6%

% of Total Revenues	36.5%	37.4%		36.7%	37.7%

Brazil

EBITDA	3,025	3,329	-9.1%	8,963	9,011	-0.5%

% of Total Revenues	33.2%	37.3%		33.2%	33.8%

Adjusted EBITDA(2)	3,025	2,811	7.6%	8,963	8,493	5.5%

% Total Revenues	33.2%	31.5%		33.2%	31.9%

Chile

EBITDA	36,650	39,973	-8.3%	100,804	115,499	-12.7%

% of Total Revenues	17.8%	18.8%		16.2%	18.7%

Colombia

EBITDA	1,351	1,198	12.8%	3,867	3,536	9.4%

% of Total Revenues	41.3%	41.6%		41.6%	41.2%

Ecuador

EBITDA	135	128	5.4%	402	381	5.7%

% of Total Revenues	41.2%	38.6%		40.7%	38.9%

Perú

EBITDA	356	310	14.8%	983	897	9.6%

% of Total Revenues	27.2%	24.1%		25.7%	23.1%

Central America

EBITDA Pro Forma	199	198	0.9%	587	608	-3.5%

% of Total Revenues	32.7%	31.1%		32.1%	31.7%

Caribbean

EBITDA	132	144	-8.9%	403	418	-3.6%

% of Total Revenues	29.8%	31.0%		30.0%	29.4%

(1) EBITDA in millions of constant ARP of September 2019.

(2) Adjusted EBITDA does not include the effects of one-off items.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	3Q19	3Q18	Var.%	Jan-Sep 19	Jan-Sep 18	Var.%
Euro
End of Period	0.9175	0.8618	6.5%	0.9175	0.8618	6.5%
Average	0.8998	0.8602	4.6%	0.8901	0.8370	6.3%
Mexican Peso
End of Period	19.6363	18.8986	3.9%	19.6363	18.8986	3.9%
Average	19.4227	18.9909	2.3%	19.2546	19.0428	1.1%
Brazilean Real
End of Period	4.1644	4.0039	4.0%	4.1644	4.0039	4.0%
Average	3.9694	3.9550	0.4%	3.8868	3.6017	7.9%
Argentinean Peso
End of Period	57.5900	41.2500	39.6%	57.5900	41.2500	39.6%
Average	50.4516	32.0148	57.6%	44.4612	25.0720	77.3%
Chilean Peso
End of Period	728.2100	660.4200	10.3%	728.2100	660.4200	10.3%
Average	705.4527	662.7788	6.4%	685.4349	628.5342	9.1%
Colombian Peso
End of Period	3,462.0100	2,989.5800	15.8%	3,462.0100	2,989.5800	15.8%
Average	3,337.9230	2,960.6393	12.7%	3,238.6848	2,885.1719	12.3%
Guatemalan Quetzal
End of Period	7.7355	7.7021	0.4%	7.7355	7.7021	0.4%
Average	7.6842	7.5466	1.8%	7.6919	7.4515	3.2%
Peruvian Sol
End of Period	3.3850	3.3020	2.5%	3.3850	3.3020	2.5%
Average	3.3439	3.2932	1.5%	3.3300	3.2639	2.0%
Dominican Republic Peso
End of Period	52.8100	50.0800	5.5%	52.8100	50.0800	5.5%
Average	52.0039	49.8060	4.4%	51.1082	49.3921	3.5%

Exchange Rates Local Currency Units per MxP
	3Q19	3Q18	Var.%	Jan-Sep 19	Jan-Sep 18	Var.%
Euro
End of Period	0.0467	0.0456	2.5%	0.0467	0.0456	2.5%
Average	0.0463	0.0453	2.3%	0.0462	0.0440	5.2%
U.S.
End of Period	0.0509	0.0529	-3.8%	0.0509	0.0529	-3.8%
Average	0.0515	0.0527	-2.2%	0.0519	0.0525	-1.1%
Brazilean Real
End of Period	0.2121	0.2119	0.1%	0.2121	0.2119	0.1%
Average	0.2044	0.2083	-1.9%	0.2019	0.1891	6.7%
Argentinean Peso
End of Period	2.9328	2.1827	34.4%	2.9328	2.1827	34.4%
Average	2.5976	1.6858	54.1%	2.3091	1.3166	75.4%
Chilean Peso
End of Period	37.0849	34.9454	6.1%	37.0849	34.9454	6.1%
Average	36.3210	34.8998	4.1%	35.5985	33.0064	7.9%
Colombian Peso
End of Period	176.3066	158.1906	11.5%	176.3066	158.1906	11.5%
Average	171.8567	155.8977	10.2%	168.2032	151.5097	11.0%
Guatemalan Quetzal
End of Period	0.3939	0.4075	-3.3%	0.3939	0.4075	-3.3%
Average	0.3956	0.3974	-0.4%	0.3995	0.3913	2.1%
Peruvian Sol
End of Period	0.1724	0.1747	-1.3%	0.1724	0.1747	-1.3%
Average	0.1722	0.1734	-0.7%	0.1729	0.1714	0.9%
Dominican Republic Peso
End of Period	2.6894	2.6499	1.5%	2.6894	2.6499	1.5%
Average	2.6775	2.6226	2.1%	2.6543	2.5937	2.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2019	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer